

August 17, 2023

Mark Labay
Chief Financial Officer
Everi Holdings Inc.
7250 S. Tenaya Way, Suite 100
Las Vegas, Nevada 89113

>   **Re: Everi Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 1, 2023**
>   **File No. 001-32622**

Dear Mark Labay:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 48

1. It is not clear to us from your current disclosure why your net cash provided by operating activities decreased in fiscal 2022 compared to fiscal 2021. You state in part the decrease was due a decrease in net income earned in your Games and FinTech segments. However, disclosure in your segment information note shows the operating income of each segment was greater in 2022 than 2021. You also state changes in operating cash flows from period to period are due to settlement activities without explaining the reason for these variances along with any underlying factors causing the variances. It also appears there are material changes in working capital items other than settlement activities affecting your operating cash flows that have not been analyzed. You further cite deferred income taxes and loss on extinguishment of debt as factors affecting operating cash flows from

period to period but these appear to be noncash items. Please provide a more fulsome analysis of period to period changes in operating cash flows. The analysis should discuss all material factors that affected the reported amount of operating cash flow from period to period and the reasons underlying these factors. Note that references to results, working capital and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors.

Consolidated Statements of Cash Flows, page 58

2.   You present "Placement fee agreements" as an investing activity, most notably the amount for 2021. It appears you have a history of making these payments. We note the amortization of these fees are recorded as a reduction of your gaming operations revenues. Please explain to us the nature of these fees and basis for your presentation in the statement of cash flows and why this presentation is appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services